

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(May 17, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc dated May 17, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 20, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

	Exhibit	Page No. in Sequential Numbering System
A.	Release of British Sky Broadcasting Group plc.	5

Exhibit A

5 of 6



press release

17 May 2002

BRITISH SKY BROADCASTING GROUP PLC

KIRCHPAYTV PUT OPTION

On 13 May 2002, BSkyB (the "Group") announced that it exercised its put option to transfer the Group's 22 per cent equity interest in KirchPayTV to Taurus Holding (formerly known as Kirch Holding).

Taurus Holding has informed the Group that it considers that the conditions for exercising the put have not occurred and Taurus Holding has purported to reject the exercise of the put option. Based on the information available to the Group, the Group continues to believe the put option was exercisable and the Group will continue to take such action, from time to time, as it considers appropriate in order to seek to realise value from the put option, recognising that Taurus Holding may oppose such action in the future. However, the Group continues to believe that if the liquidity issues of Taurus Holding are not adequately resolved it is unlikely to receive a significant amount, if any amount, in respect of the put option.

Notes to Editor

1. The Group's put option is exercisable from 1 October 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before such date. The completion of the transfer of the Group's interest in KirchPayTV to Taurus Holding pursuant to the put option is subject to clearance from relevant competition authorities.

2. On 8 May 2002 KirchPayTV GmbH & Co. KGaA filed for insolvency due to illiquidity and over-indebtedness.

3. In the Group's Interim Results Statement published on 8 February 2002 the Group announced that as at 31 December 2001, following an impairment review, the carrying value of its investment in KirchPayTV had been written down to nil.